UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Imara Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45249V107

(CUSIP Number)

Robert Lyne

Interim Chief Executive Officer

Arix Bioscience PLC

Duke Street House

50 Duke Street

London W1K 6JL, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45249V107

1	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,344,072 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,344,072 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,072 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

This percentage is calculated based on 26,125,575 shares of common stock, par value $0.001 per share (the “Common Stock”) outstanding of Imara Inc. (the “Issuer”), as set forth in the Issuer’s prospectus supplement dated July 13, 2020 and filed with the Securities and Exchange Commission on July 14, 2021 (the “Prospectus Supplement”).

CUSIP No. 45249V107

1	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,344,072 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,344,072 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,072 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)	This percentage is calculated based on 26,125,575 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Prospectus Supplement.

CUSIP No. 45249V107

1	NAMES OF REPORTING PERSONS Mark Chin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,344,072 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,344,072 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,072 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The Reporting Person is a managing director of Arix Plc. Arix Ltd., the direct beneficial owner of these securities, is a wholly owned subsidiary of Arix Plc.
(2)	This percentage is calculated based on 26,125,575 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Prospectus Supplement.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2020 (the “March Schedule 13D”), as previously amended on December 4, 2020 (“Amendment No. 1”) and January 8, 2021 (“Amendment No. 2,” and together with the March Schedule 13D and Amendment No. 1, the “Original Schedule 13D”) by the Reporting Persons relating to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Imara Inc., a Delaware corporation (the “Issuer”).

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2(a), Item 2(b), Item 2(c) and Item 2(f) of the Original Schedule 13D are each hereby amended and restated as follows:

(a)	This Schedule 13D is being filed by the following persons, each of whom is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”:

1.	Arix Bioscience Plc (“Arix Plc”);

2.	Arix Bioscience Holdings Limited (“Arix Ltd.”); and

3.	Mark Chin.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(b)	Business Address:

The principal place of business of Arix Plc and Arix Ltd. is Duke Street House, 50 Duke Street, London W1k 6JL, United Kingdom. The principal place of business of Mr. Chin is 82 Nassau Street, PMB 725, New York, New York 10038.

(c)

The principal business of each of Arix Plc and Arix Ltd. is the global healthcare and life sciences business. Mr. Chin is a managing director for Arix Plc. Mr. Chin also serves as a director of the Issuer.

(f)	Arix Plc and Arix Ltd. are companies formed under the laws of England and Wales. Mr. Chin is a citizen of the United States.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following paragraph:

On July 13, 2021, the Issuer entered into an underwriting agreement with Morgan Stanley & Co. LLC and SVB Leerinck LLC, as representatives of the several underwriters named therein, relating to an underwritten offering of 8,333,333 shares of Common Stock (the “Offering”). In connection therewith, the Reporting Persons acquired 1,333,333 shares of Common Stock in the Offering at the public offering price of $6.00 per share, for an aggregate purchase price of $7,999,998. The Offering closed on July 16, 2021. The Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-254978), as supplemented by a prospectus supplement dated July 13, 2021.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended by amending and replacing in their entirety the first paragraph of Item 5 and Item 5(a), (b) and (c) as follows:

The information reported below is based on a total of 26,125,575 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s prospectus supplement dated July 13, 2020 and filed with the Securities and Exchange Commission on July 14, 2021.

(a)

Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each Reporting Person specifically disclaims beneficial ownership of any securities reported herein that it does not directly own or control, except to the extent of its pecuniary interest therein.

(b)	Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Except as disclosed herein, no Reporting Party has effected any transaction in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following paragraph:

Board Representation

On July 6, 2021, Mr. Mark Chin became employed by Arix Plc as a managing director. Mr. Chin is a member of the board of directors of the Issuer. Mr. Chin may regularly interact with management and the other directors to discuss operational, strategic and other business issues affecting the Issuer. From time to time, Mr. Chin may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.

Lock-Up Agreement

Arix Ltd. entered into a lock-up agreement with the underwriters of the Offering pursuant to which Arix Ltd. has generally agreed not to, subject to certain exceptions (including an exception for shares of Common Stock acquired in the Offering), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock, or make any public announcement of an intention to do any of the foregoing; or enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, without the prior written consent of Morgan Stanley & Co. LLC and SVB Leerink LLC during the period ending 60 days after July 13, 2021.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement dated July 20, 2021, by and among Arix Bioscience Plc, Arix Bioscience Holdings Limited, and Mark Chin.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2021

ARIX BIOSCIENCE PLC

By:	/s/ Robert Lyne

Name:	Robert Lyne
Title:	Interim Chief Executive Officer

ARIX BIOSCIENCE HOLDINGS LIMITED

By:	/s/ Robert Lyne

Name:	Robert Lyne
Title:	Interim Chief Executive Officer

/s/ Mark Chin
Mark Chin